Free Writing Prospectus No. 4,563 Registration Statement Nos. 333-221595; 333-221595-01 Dated July 16, 2020 Filed Pursuant to Rule 433

Morgan Stanley Finance LLC Trigger Autocallable Contingent Yield Notes

Linked to the SPDR® S&P MidCap 400® ETF Trust due July 21, 2022

Fully and Unconditionally Guaranteed by Morgan Stanley
Principal at Risk Securities

Investment Description

These Trigger Autocallable Contingent Yield Notes (the “Securities”) are unsecured and unsubordinated debt obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The Securities provide returns based on the performance of the SPDR® S&P MidCap 400® ETF Trust (the “Underlying Shares”). If the closing price of the Underlying Shares on a quarterly Observation Date (the “Observation Date Closing Price”) is equal to or greater than the Coupon Barrier, MSFL will make a Contingent Coupon payment with respect to that Observation Date. However, if the closing price of the Underlying Shares is less than the Coupon Barrier, no coupon will accrue or be payable with respect to that Observation Date. In addition, MSFL will automatically call the Securities early if the Observation Date Closing Price on any quarterly Observation Date beginning after approximately six months (January 19, 2021) is equal to or greater than the Initial Price. If the Securities are called, MSFL will pay the principal amount plus the Contingent Coupon for that Observation Date, and no further amounts will be owed to you. If the Securities are not called prior to maturity and the Final Price is equal to or greater than the Downside Threshold (which is the same as the Coupon Barrier), MSFL will make a cash payment to you at maturity equal to the principal amount of your Securities, in addition to the Contingent Coupon with respect to the Final Observation Date. However, if the Final Price is less than the Downside Threshold, MSFL will pay you significantly less than the full principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the value of the Underlying Shares from the Trade Date to the Final Observation Date. The Securities may be appropriate for investors who seek an opportunity for potentially enhanced income in exchange for the risk of losing their principal at maturity and the risk of receiving no Contingent Coupons during the term of the Securities. Your return will be solely the Contingent Coupons, if any, and you will not participate in any appreciation in the Underlying Shares. Investing in the Securities involves significant risks. The Issuer will not pay a quarterly Contingent Coupon if the Observation Date Closing Price for the Underlying Shares is below the Coupon Barrier. The Issuer will not automatically call the Securities if the Observation Date Closing Price of the Underlying Shares is below the Initial Price. You will lose a significant portion or all of your principal amount at maturity if the Securities are not called and the Final Price of the Underlying Shares is below the Downside Threshold. Generally, the higher the Contingent Coupon Rate for the Securities, the greater risk of loss on those Securities. If you sell the Securities prior to maturity, you may receive substantially less than the principal amount even if the price of the Underlying Shares is greater than the Downside Threshold at the time of sale.

All payments are subject to our credit risk. If we default on our obligations, you could lose a significant portion or all of your investment. These Securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Features	Key Dates*

❑ Automatically Callable: MSFL will automatically call the Securities and pay you the principal amount plus the Contingent Coupon otherwise due for the quarterly Observation Date only if the Observation Date Closing Price on any quarterly Observation Date beginning January 19, 2021 is equal to or greater than the Initial Price, and no further payments will be made on the Securities. If the Securities are not called, investors will have the potential for downside equity market risk at maturity.

❑ Contingent Coupon: If the Observation Date Closing Price on any quarterly Observation Date is equal to or greater than the Coupon Barrier, MSFL will make a Contingent Coupon payment with respect to that Observation Date. However, if the Observation Date Closing Price is below the Coupon Barrier, no coupon will be payable with respect to that Observation Date.

❑ Contingent Downside Market Exposure at Maturity: If by maturity the Securities have not been called and the Final Price is greater than or equal to the Downside Threshold (which is the same as the Coupon Barrier) on the Final Observation Date, MSFL will make a cash payment to you at maturity equal to the principal amount of your Securities plus the Contingent Coupon with respect to the Final Observation Date. However, if the Final Price is less than the Downside Threshold, MSFL will repay less than the principal amount, if anything, at maturity, resulting in a significant loss on your principal amount that is proportionate to the decline in the price of the Underlying Shares from the Trade Date to the Final Observation Date. The Downside Threshold is observed only on the Final Observation Date and the contingent downside market exposure applies only at maturity. If you sell the Securities prior to maturity, you may receive substantially less than the principal amount even if the price of the Underlying Shares is greater than the Downside Threshold at the time of sale. Any payment on the Securities is subject to our creditworthiness.

Trade Date	July 17, 2020
Settlement Date	July 22, 2020 (3 business days
after the Trade Date)
Observation Dates	Quarterly, callable beginning January 19, 2021.
See “Observation Dates and Coupon
Payment Dates” on page 6 for details.
Final Observation Date**	July 18, 2022
Maturity Date**	July 21, 2022

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, we may change the Observation Dates, the Final Observation Date and/or the Maturity Date so that the stated term of the Securities remains the same.
** Subject to postponement in the event of a Market Disruption Event or for non-Trading Days. See “Postponement of Determination Dates” in the accompanying product supplement.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE SECURITIES DO NOT GUARANTEE THE REPAYMENT OF THE FULL PRINCIPAL AMOUNT AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING OUR DEBT OBLIGATIONS. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES. THE SECURITIES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 8 BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE A SIGNIFICANT PORTION OR ALL OF YOUR PRINCIPAL AMOUNT.

Security Offering

This free writing prospectus relates to Trigger Autocallable Contingent Yield Notes linked to the SPDR® S&P MidCap 400® ETF Trust. The actual Contingent Coupon Rate and the actual Initial Price, Coupon Barrier and Downside Threshold will be determined on the Trade Date. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlying Shares	Contingent Coupon Rate*	Initial Price	Coupon Barrier/Downside Threshold	CUSIP	ISIN
Shares of the SPDR® S&P MidCap 400® ETF Trust	8.00% to 8.85% per annum		$70% of the Initial Price	61771C649	US61771C6497

* The actual Contingent Coupon Rate will be determined on the Trade Date.

See “Additional Information about Morgan Stanley, MSFL and the Securities” on page 2. The Securities will have the terms set forth in the accompanying prospectus, product supplement and index supplement and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying product supplement, index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Estimated value on the Trade Date	Approximately $9.673 per Security, or within $0.25 of that estimate. See “Additional Information about Morgan Stanley and the Securities” on page 2.
	Price to Public	Underwriting Discount(1)	Proceeds to Us(2)
Per Security	$10.00	$0.15	$9.85
Total	$	$	$

We are also offering, pursuant to Free Writing Prospectus No. 4,562, a separate issuance of securities, being sold only to fee-based advisory accounts, with terms substantially similar to, but somewhat different than, those of this issuance.

(1) UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $0.15 for each Security it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” on page 24 of this free writing prospectus.

(2) See “Use of Proceeds and Hedging” on page 23.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is our affiliate and a wholly owned subsidiary of Morgan Stanley See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 24 of this free writing prospectus.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley, MSFL and the Securities

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a product supplement and an index supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, the product supplement and index supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying product supplement, index supplement and prospectus on the SEC website at www.sec.gov as follows:

t	Product supplement for auto-callable securities dated November 16, 2017: https://www.sec.gov/Archives/edgar/data/895421/000095010317011247/dp82806_424b2-autocall.htm

t	Index supplement dated November 16, 2017: https://www.sec.gov/Archives/edgar/data/895421/000095010317011283/dp82797_424b2-indexsupp.htm

t	Prospectus dated November 16, 2017: https://www.sec.gov/Archives/edgar/data/895421/000095010317011237/dp82798_424b2-base.htm

References to “MSFL” refer to only MSFL, references to “Morgan Stanley” refer to only Morgan Stanley and references to “we,” “our” and “us” refer to MSFL and Morgan Stanley collectively. In this document, the “Securities” refers to the Trigger Autocallable Contingent Yield Notes that are offered hereby. Also, references to the accompanying “prospectus”, “product supplement” and “index supplement” mean the prospectus filed by MSFL and Morgan Stanley dated November 16, 2017, the product supplement for auto-callable securities filed by MSFL and Morgan Stanley dated November 16, 2017 and the index supplement filed by MSFL and Morgan Stanley dated November 16, 2017, respectively.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying product supplement, index supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Securities in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus or the accompanying product supplement, index supplement and prospectus is accurate as of any date other than the date on the front of this document.

The Issue Price of each Security is $10. This price includes costs associated with issuing, selling, structuring and hedging the Securities, which are borne by you, and, consequently, the estimated value of the Securities on the Trade Date will be less than $10. We estimate that the value of each Security on the Trade Date will be approximately $9.673, or within $0.25 of that estimate. Our estimate of the value of the Securities as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the Securities on the Trade Date, we take into account that the Securities comprise both a debt component and a performance-based component linked to the Underlying Shares. The estimated value of the Securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Shares, instruments based on the Underlying Shares, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the Securities?

In determining the economic terms of the Securities, including the Contingent Coupon Rate, the Coupon Barrier and the Downside Threshold, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the Securities would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the Securities?

The price at which MS & Co. purchases the Securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the Securities are not fully deducted upon issuance, for a period of up to 5 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. currently intends, but is not obligated, to make a market in the Securities, and, if it once chooses to make a market, may cease doing so at any time.

Investor Suitability
The Securities may be suitable for you if:	The Securities may not be suitable for you if:

t    You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

t    You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the Underlying Shares.

t     You understand and accept the risks associated with the Underlying Shares.

t    You accept that you may not receive a Contingent Coupon on some or all of the Coupon Payment Dates.

t    You believe the Underlying Shares will close at or above the Coupon Barrier on the Observation Dates, including above the Downside Threshold on the Final Observation Date.

t    You would be willing to invest in the Securities if the Contingent Coupon Rate were set equal to the bottom of the range indicated on the cover (the actual Contingent Coupon Rate for the Securities will be determined on the Trade Date).

t    You believe the Underlying Shares will close at or above the Initial Price on one of the specified Observation Dates.

t     You understand and accept that you will not participate in any appreciation in the price of the Underlying Shares and that your potential return is limited to the Contingent Coupons, if any.

t    You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Shares.

t    You are willing to invest in the Securities based on the Contingent Coupon Rate specified on the cover hereof.

t    You do not seek guaranteed current income from this investment and are willing to forgo dividends paid on the Underlying Shares.

t    You are willing to invest in securities that may be called early or you are otherwise willing to hold such securities to maturity, as set forth on the cover of this free writing prospectus.

t    You accept that there may be little or no secondary market for the Securities and that any secondary market will depend in large part on the price, if any, at which MS & Co. is willing to trade the Securities.

t    You are willing to assume our credit risk, and understand that if we default on our obligations you may not receive any amounts due to you and could lose your entire investment.

t    You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

t    You cannot tolerate a loss of all or a substantial portion of your investment, and are unwilling to make an investment that may have the same downside market risk as the Underlying Shares.

t     You require an investment designed to provide a full return of principal at maturity.

t     You do not understand and accept the risks associated with the Underlying Shares.

t    You do not accept that you may not receive a Contingent Coupon on some or all of the Coupon Payment Dates.

t    You believe that the price of the Underlying Shares will decline during the term of the Securities and is likely to close below the Coupon Barrier on the Observation Dates, including closing below the Downside Threshold on the Final Observation Date.

t     You would be unwilling to invest in the Securities if the Contingent Coupon Rate were set equal to the bottom of the range indicated on the cover (the actual Contingent Coupon Rate for the Securities will be determined on the Trade Date).

t     You seek an investment that participates in the appreciation in the price of the Underlying Shares or that has unlimited return potential.

t    You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Shares.

t    You are not willing to invest in the Securities based on the Contingent Coupon Rate specified on the cover hereof.

t    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

t    You seek guaranteed current income from this investment or prefer to receive the dividends paid on the Underlying Shares.

t    You are unable or unwilling to hold securities that may be called early, or you are otherwise unable or unwilling to hold such securities to maturity, as set forth on the cover of this free writing prospectus, or you seek an investment for which there will be an active secondary market.

t    You are not willing to assume our credit risk for all payments under the Securities.

The investor suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the sections entitled “Key Risks” beginning on page 8 of this free writing prospectus and “Risk Factors” beginning on page 6 of the accompanying prospectus and page S-38 of the accompanying product supplement for risks related to an investment in the Securities. For additional information about the Underlying Shares, see the information set forth under “SPDR® S&P MidCap 400® ETF Trust” on page 18.

Terms
Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Issue Price	$10.00 per Security. The Securities are offered at a minimum investment of 100 Securities.
Underlying Shares	Shares of the SPDR® S&P MidCap 400® ETF Trust
Principal Amount	$10.00 per Security
Term	Approximately 2 years, unless called earlier
Automatic Call

Beginning January 19, 2021, the Securities will be called automatically if the Observation Date Closing Price on any Observation Date is equal to or greater than the Initial Price.

If the Securities are called, MSFL will pay you the Principal Amount plus the Contingent Coupon otherwise due for that Observation Date on the Coupon Payment Date related to such Observation Date, and no further payments will be made on the Securities.

The Securities will not be called if the Observation Date Closing Price of the Underlying Shares is below the Initial Price.

Contingent Coupon

If the Observation Date Closing Price is equal to or greater than the Coupon Barrier on any Observation Date, we will pay you the Contingent Coupon for that Observation Date on the relevant Coupon Payment Date.

If the Observation Date Closing Price is less than the Coupon Barrier on any Observation Date, the Contingent Coupon for that Observation Date will not accrue or be payable and that Contingent Coupon payment will be lost.

Each Contingent Coupon will be a fixed amount based on equal quarterly installments at the Contingent Coupon Rate, which is a per-annum rate. The Contingent Coupon amount of $0.20 to $0.22125 (8.00% to 8.85% per annum, to be determined on the Trade Date) would be applicable to each Observation Date on which the closing price of the Underlying Shares is greater than or equal to the Coupon Barrier.

Contingent Coupon payments on the Securities are not guaranteed. MSFL will not pay you the Contingent Coupon for any Observation Date on which the closing price of the Underlying Shares is less than the Coupon Barrier.

Contingent Coupon Rate	The Contingent Coupon Rate will be 8.00% to 8.85% per annum (to be determined on the Trade Date).
Trade Date	July 17, 2020
Settlement Date	July 22, 2020
Observation Dates	Quarterly, callable beginning January 19, 2021. See “Observation Dates and Coupon Payment Dates” on page 6 for details.
Final Observation Date	July 18, 2022*
Coupon Payment Dates	With respect to each Observation Date, as set forth under “Observation Dates and Coupon Payment Dates” on page 6.
Maturity Date	July 21, 2022*
Payment at Maturity (per Security)

MSFL will pay you a cash payment on the Maturity Date linked to the performance of the Underlying Shares during the term of the Securities, as follows:

If the Securities are not automatically called and the Final Price is equal to or greater than the Downside Threshold (which is the same as the Coupon Barrier), MSFL will pay you the $10 Principal Amount plus the Contingent Coupon with respect to the Final Observation Date.

If the Securities are not automatically called and the Final Price is less than the Downside Threshold, MSFL will pay you an amount calculated as follows:

$10 × (1 + Underlying Share Return)

In this case, you will lose a significant portion and could lose all of the Principal Amount in an amount proportionate to the decline of the Underlying Shares from the Trade Date to the Final Observation Date.

Observation Date Closing Price	The closing price of the Underlying Shares on any Observation Date times the Adjustment Factor on such date.
Underlying Share Return	Final Price – Initial Price Initial Price
*Subject to postponement in the event of a Market Disruption Event or for non-Trading Days. See “Postponement of Determination Dates” in the accompanying product supplement.

Initial Price	The closing price of the Underlying Shares on the Trade Date.
Final Price	The closing price of the Underlying Shares on the Final Observation Date times the Adjustment Factor on such date.
Adjustment Factor	1.0, subject to adjustment in the event of certain corporate events affecting the Underlying Shares.
Downside Threshold	70% of the Initial Price of the Underlying Shares, as specified on the cover of this free writing prospectus.
Coupon Barrier	70% of the Initial Price of the Underlying Shares, as specified on the cover of this free writing prospectus.
Record Date	The record date for each Contingent Coupon shall be the date one business day prior to such scheduled Coupon Payment Date; provided, however, that any Contingent Coupon payable at maturity or upon an Automatic Call shall be payable to the person to whom the Payment at Maturity or the payment upon an Automatic Call, as the case may be, shall be payable.
Trustee	The Bank of New York Mellon
Calculation Agent	MS & Co.

Observation Dates(1) and Coupon Payment Dates(2)

Observation Dates	Coupon Payment Dates
10/19/2020*	10/21/2020
1/19/2021	1/21/2021
4/19/2021	4/21/2021
7/19/2021	7/21/2021
10/18/2021	10/20/2021
1/18/2022	1/20/2022
4/18/2022	4/20/2022
7/18/2022 (Final Observation Date)	7/21/2022 (Maturity Date)

*The Securities are not subject to an Automatic Call until the second Observation Date, which is January 19, 2021.

(1) Subject to postponement in the event of a Market Disruption Event or for non-Trading Days. See “Postponement of Determination Dates” in the accompanying product supplement.

(2) If, due to a Market Disruption Event or otherwise, any Observation Date is postponed so that it falls less than two business days prior to the scheduled Coupon Payment Date, the Coupon Payment Date will be postponed to the second business day following that Observation Date as postponed, provided that the Coupon Payment Date with respect to the Final Observation Date will be the Maturity Date. No additional coupon will accrue on an account of any such postponement.

Investment Timeline

The Initial Price, Downside Threshold and Coupon Barrier are determined. The Contingent Coupon Rate is set.

If the Observation Date Closing Price is equal to or greater than the Coupon Barrier on any Observation Date, MSFL will pay you a Contingent Coupon on the Coupon Payment Date. However, if the Observation Date Closing Price is below the Coupon Barrier, no Coupon will be payable on the related Coupon Payment Date.

If the Observation Date Closing Price is equal to or greater than the Initial Price on any Observation Date beginning on January 19, 2021, the Securities will be called and MSFL will pay you a cash payment per Security equal to the principal amount plus the Contingent Coupon otherwise due for the Observation Date, and no further payments will be made on the Securities.

The Final Price is determined as of the Final Observation Date.

If the Securities have not been called and the Final Price is equal to or greater than the Coupon Barrier and Downside Threshold, at maturity MSFL will pay you the $10 Principal Amount plus the Contingent Coupon otherwise due on the Maturity Date.

If the Securities have not been called and the Final Price is less than the Downside Threshold, MSFL will pay you an amount calculated as follows:

$10 × (1 + Underlying Share Return) per Security

Under these circumstances, the Payment at Maturity will be significantly less than the $10 Principal Amount by an amount proportionate to the negative Underlying Share Return, and you could lose your entire investment.

Investing in the Securities involves significant risks. You may lose YOUR ENTIRE principal amount. Any payment on the Securities is subject to OUR creditworthiness. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

THE SECURITIES WILL NOT PAY A CONTINGENT COUPON IF THE OBSERVATION DATE CLOSING PRICE OF THE UNDERLYING SHARES IS BELOW THE COUPON BARRIER ON THE APPLICABLE OBSERVATION DATE. THE SECURITIES WILL NOT BE SUBJECT TO AN AUTOMATIC CALL ON ANY OBSERVATION DATE IF THE OBSERVATION DATE CLOSING PRICE OF THE UNDERLYING SHARES ON SUCH OBSERVATION DATE IS BELOW THE INITIAL PRICE. IF THE SECURITIES ARE NOT CALLED, YOU WILL LOSE A SIGNIFICANT PORTION OR ALL OF YOUR INVESTMENT AT MATURITY IF THE FINAL PRICE IS LESS THAN THE DOWNSIDE THRESHOLD.

Key Risks

An investment in the Securities involves significant risks.  Some of the risks that apply to the Securities are summarized here, but we urge you to also read the “Risk Factors” section of the accompanying prospectus and product supplement.  You should also consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

t	The Securities do not guarantee the payment of regular interest or the return of any principal. The terms of the Securities differ from those of ordinary debt securities in that the Securities do not guarantee the payment of regular interest or the return of any of the principal amount at maturity. In addition, while the Securities will generally offer the possibility of a higher return if the Securities are automatically called than the potential return payable on our ordinary debt securities with a similar maturity, this higher return potential reflects the risk that you may not receive a positive return on the Securities and may lose a significant portion or all of your investment if the Securities have not been called prior to maturity and if the Final Price is less than the Downside Threshold. In this case, you will be exposed to the decline in the price of the Underlying Shares, as compared to the Initial Price, on a 1-to-1 basis, and the Payment at Maturity will result in a significant loss of your initial investment that is proportionate to the decline of the Underlying Shares over the term of the Securities. You could lose your entire principal amount.

t	You will not receive any Contingent Coupon for any quarterly period where the Observation Date Closing Price is less than or equal to the Coupon Barrier. A Contingent Coupon will be made with respect to a quarterly period only if the Observation Date Closing Price is greater than or equal to the Coupon Barrier. If the Observation Date Closing Price remains below the Coupon Barrier on each Observation Date over the term of the Securities, you will not receive any Contingent Coupons.

t	The Contingent Coupon is based solely on the Observation Date Closing Price. Whether the Contingent Coupon will be paid with respect to an Observation Date will be based on the Observation Date Closing Price. As a result, you will not know whether you will receive the Contingent Coupon with respect to any Coupon Payment Date until the applicable Observation Date. Moreover, because the Contingent Coupon is based solely on the Observation Date Closing Price on a specific Observation Date, if such Observation Date Closing Price is less than the Coupon Barrier, you will not receive any Contingent Coupon with respect to such Observation Date, even if the closing price of the Underlying Shares was higher on other days during the term of the Securities.

t	Investors will not participate in any appreciation in the price of the Underlying Shares. Investors will not participate in any appreciation in the price of the Underlying Shares from the Initial Price, and the return on the Securities will be limited to the Contingent Coupon, if any, that is paid with respect to each Observation Date on which the Observation Date Closing Price is greater than or equal to the Coupon Barrier prior to an automatic call or maturity, if any. The return on the Securities will be limited to the Contingent Coupons, if any, regardless of the appreciation of the Underlying Shares, which could be significant. It is possible that the closing price of the Underlying Shares could be below the Coupon Barrier on most or all of the Observation Dates so that you may receive few or no Contingent Coupons. In addition, if the Securities are not called prior to maturity, you may be exposed to the full downside market risk of the Underlying Shares and lose a significant portion or all of your investment despite not being able to participate in any potential appreciation of the Underlying Shares. If you do not earn sufficient Contingent Coupons over the term of the Securities, the overall return on the Securities may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity.

t	You may incur a loss on your investment if you sell your Securities prior to maturity. The Downside Threshold is observed only on the Final Observation Date and the contingent downside market exposure applies only at maturity. If you are able to sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the Underlying Shares Share price is above the Downside Threshold at that time. If you hold the Securities to maturity and the Securities have not been called, MSFL will either repay you the full principal amount per Security plus the Contingent Coupon, or if the price of the Underlying Shares closes below the Downside Threshold on the Final Observation Date, MSFL will repay significantly less than the principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the price of the Underlying Shares from the Trade Date to the Final Observation Date.

t	Early Redemption Risk. The term of your investment in the Securities may be limited to as short as approximately six months by the automatic call feature of the Securities. If the Securities are called prior to maturity, you will not be able to receive any further Contingent Coupon Payments for any future Observation Dates and you may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or for similar returns. However, under no circumstances will the Securities be redeemed in the first six months of the term of the Securities. Generally, the longer the Securities have been outstanding, the less likely it is that they will be automatically called, because the price of the Underlying Shares will necessarily have declined from the Initial Price if the Securities were not called following an Observation Date, and there will be less time remaining until maturity in which the price of the Underlying Shares can recover.

t	The Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or our credit spreads may adversely affect the market value of the Securities. You are dependent on our ability to pay all amounts due on the Securities, including Contingent Coupons, if any, and any payments upon an automatic call or at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the Securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Securities.

t	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

t	The market price of the Securities will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the Securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Securities in the secondary market. Although we expect that generally the closing price of the Underlying Shares on any day will affect the value of the Securities more than any other single factor, other factors that may influence the value of the Securities include:

o	the trading price and volatility (frequency and magnitude of changes in value) of the Underlying Shares,

o	whether the Observation Date Closing Price has been below the Coupon Barrier on any Observation Date,

o	interest and yield rates in the market,

o	time remaining until the Securities mature,

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying Shares or equities markets generally and which may affect the Final Price,

o	the occurrence of certain events affecting the Underlying Shares that may or may not require an adjustment to the Adjustment Factor, and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the terms of the Securities at the time of issuance and the price that you will receive if you are able to sell your Securities prior to maturity, as the Securities are comprised of both a debt component and a performance-based component linked to the Underlying Shares, and these are the types of factors that also generally affect the values of debt securities and derivatives linked to the Underlying Shares.  The price of the Underlying Shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “SPDR® S&P MidCap 400® ETF Trust” below.  You may receive less, and possibly significantly less, than the Principal Amount per Security if you try to sell your Securities prior to maturity.

t	The Securities are linked to the SPDR® S&P MidCap 400® ETF Trust and are subject to the risks associated with mid-capitalization companies. The SPDR® S&P MidCap 400® ETF Trust is composed of equity securities issued by companies that are considered mid-capitalization companies. These equity securities often have greater stock price volatility, lower trading volume and less liquidity than the equity securities of large-capitalization companies, and are more vulnerable to adverse business and economic developments than those of large10 capitalization companies. In addition, mid-capitalization companies are typically less established and less stable financially than large-capitalization companies. These companies may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. Therefore, the SPDR® S&P MidCap 400® ETF Trust may be more volatile than it would be if it were composed of equity securities issued by large-capitalization companies.

t	A higher Contingent Coupon Rate and/or a lower Downside Threshold may reflect greater expected volatility of the Underlying Shares, and greater expected volatility generally indicates an increased risk of declines in the price of the Underlying Shares and, potentially, a significant loss at maturity. The economic terms for the Securities, including the Contingent Coupon Rate and the Downside Threshold, are based, in part, on the expected volatility of the Underlying Shares at the time the terms of the Securities are set. “Volatility” refers to the frequency and magnitude of changes in the price of the Underlying Shares. Higher expected volatility with respect to the Underlying Shares as of the Trade Date generally indicates a greater expectation as of that date that the Final Price of the Underlying Shares could ultimately be less than the Downside Threshold on the Final Observation Date, which would result in a loss of a significant portion or all of the Principal Amount. At the time the terms of the Securities are set, higher expected volatility will generally be reflected in a higher Contingent Coupon Rate and/or a lower Downside Threshold, as compared to otherwise comparable securities. Therefore, a relatively higher Contingent Coupon Rate, which would increase the upside return if the Observation Date Closing Price is greater than or equal to the Coupon Barrier on the quarterly Observation Dates, may indicate an increased risk that the price of the Underlying Shares will decrease substantially, which would result in a significant loss at maturity. In addition, and as described above in "The Securities do not guarantee the payment of regular interest or the return of any principal," in general, the higher potential return on the Securities as compared to the return payable on our ordinary debt securities with a comparable maturity indicates the risk that you may not receive a positive return on the Securities and may lose a significant portion or all of your investment. Further, a relatively lower Downside Threshold may not indicate that the Securities have a greater likelihood of a return of principal at maturity. You should be willing to accept the downside market risk of the Underlying Shares and the potential to lose a significant portion or all of your Principal Amount at maturity.

t	The Securities will not be listed on any securities exchange and secondary trading may be limited. The Securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Securities. MS & Co. currently intends, but is not obligated, to make a market in the Securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the Securities, it is likely that there would be no secondary market for the Securities. Accordingly, you should be willing to hold your Securities to maturity.

t	Investing in the Securities is not equivalent to investing in the Underlying Shares. Investing in the Securities is not equivalent to investing in the Underlying Shares or the component stocks of the Underlying Shares. Investors in the Securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the Underlying Shares. Further, you will not participate in any potential appreciation of the Underlying Shares even though you may be exposed to its full decline at maturity.

t	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Securities in the Issue Price reduce the economic terms of the Securities, cause the estimated value of the Securities to be less than the Issue Price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the Securities in secondary market transactions will likely be significantly lower than the Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the Securities in the Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the Securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the Securities are not fully deducted upon issuance, for a period of up to 5 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

t	The estimated value of the Securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the Securities than those generated by others, including other dealers in the market, if they attempted to value the Securities. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your Securities in the secondary market (if any exists) at any time. The value of your Securities at any time after the date of this free writing prospectus will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the Securities will be influenced by many unpredictable factors” above.

t	Adjustments to the SPDR® S&P MidCap 400® ETF Trust could adversely affect the value of the Securities. The investment adviser to the SPDR® S&P MidCap 400® ETF Trust (SSGA Funds Management, Inc.) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400® Index. Pursuant to its investment strategy or otherwise, the investment adviser may add, delete or substitute the components of the Underlying Shares. Any of these actions could adversely affect the price of the Underlying Shares and, consequently, the value of the Securities. In addition, the publisher of the Share Underlying Index is responsible for calculating and maintaining the Share Underlying Index. The index publisher may add, delete or substitute the stocks constituting the Share Underlying Index or make other methodological changes required by certain corporate events relating to the component stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends that could change the value of the Share Underlying Index. The index publisher may also discontinue or suspend calculation or publication of the Share Underlying Index at any time. If this discontinuance or suspension occurs following the termination of the Underlying Shares, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index, and is permitted to consider indices that are calculated and published by the Calculation Agent or any of its affiliates. Any of these actions could adversely affect the value of the Underlying Shares and, consequently, the value of the Securities.

t	The performance and market price of the Underlying Shares, particularly during periods of market volatility, may not correlate with the performance of the Share Underlying Index, the performance of the component securities of the Share Underlying Index or the net asset value per share of the Underlying Shares. The Underlying Shares do not fully replicate the Share Underlying Index and may hold securities that are different than those included in the Share Underlying Index. In addition, the performance of the Underlying Shares will reflect additional transaction costs and fees that are not included in the calculation of the Share Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Underlying Shares and the Share Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying the Underlying Shares may impact the variance between the performances of the Underlying Shares and the Share Underlying Index. Finally, because the Underlying Shares are traded on an exchange and are subject to market supply and investor demand, the market price of one share of the Underlying Shares may differ from the net asset value per share of the Underlying Shares.

In particular, during periods of market volatility, or unusual trading activity, trading in the securities underlying the Underlying Shares may be disrupted or limited, or such securities may be unavailable in the secondary market.  Under these circumstances, the liquidity of the Underlying Shares may be adversely affected, market participants may be unable to calculate accurately the net asset value per share of the Underlying Shares, and their ability to create and redeem shares of the Underlying Shares may be disrupted. Under these circumstances, the market price of the Underlying Shares may vary substantially from the net asset value per share of the Underlying Shares or the level of the Share Underlying Index would affect the Payment at Maturity of the Securities.  If the Calculation Agent determines that no Market Disruption Event has taken place, the Payment at Maturity would be based solely on the published closing price per share of the Underlying Shares on the Final Observation Date, even if the Underlying Shares are underperforming the Share Underlying Index or the component securities of the Share Underlying Index and/or trading below the net asset value per share of the Underlying Shares.

For all of the foregoing reasons, the performance of the Underlying Shares may not correlate with the performance of the Share Underlying Index, the performance of the component securities of the Share Underlying Index or the net asset value per share of the Underlying Shares.  Any of these events could materially and adversely affect the price of the Underlying Shares and, therefore, the value of the Securities.  Additionally, if market volatility or these events were to occur on the Final Observation Date, the Calculation Agent would maintain discretion to determine whether such market volatility or events have caused a Market Disruption Event to occur, and such determination would affect the Payment at Maturity of the Securities.  If the Calculation Agent determines that no Market Disruption Event has taken place, the Payment at Maturity would be based solely on the published closing price per share of the Underlying Shares on the Final Observation Date, even if the Underlying Shares are underperforming the Share Underlying Index or the component securities of the Share Underlying Index and/or trading below the net asset value per share of the Underlying Shares.

t	The adjustments to the Adjustment Factor the Calculation Agent is required to make do not cover every corporate event that can affect the shares of the Underlying Shares. MS & Co., as Calculation Agent, will adjust the Adjustment Factor for certain events affecting the Underlying Shares, including stock splits and reverse stock splits. However, the Calculation Agent will not make an adjustment for every event that can affect the Underlying Shares. If an event occurs that does not require the Calculation Agent to adjust the Adjustment Factor, the market price of the Securities may be materially and adversely affected. The determination by the Calculation Agent to adjust, or not to adjust, the Adjustment Factor may materially and adversely affect the market price of the Securities.

t	Hedging and trading activity by our affiliates could potentially affect the value of the Securities. One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the Securities (and to other instruments linked to the Underlying Shares), including trading in the Underlying Shares. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Final Observation Date approaches. Some of our affiliates also trade the Underlying Shares and other financial instruments related to the Underlying Shares on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially increase the Initial Price, and, as a result, the Coupon Barrier and Downside Threshold, which is the price at or above which the Underlying Shares must close on each Observation Date in order for you to earn a Contingent Coupon, or, if the Securities are not called prior to maturity, in order for you to avoid being exposed to the negative price performance of the Underlying Shares at maturity. Additionally, such hedging or trading activities during the term of the Securities could potentially affect the price of the Underlying Shares on the Observation Dates, and, accordingly, whether the Contingent Coupon is payable or whether the Securities are automatically called prior to maturity, and, if the Securities are not called prior to maturity, the payout to you at maturity, if any.

t	The Calculation Agent, which is our affiliate, will make determinations with respect to the Securities. As Calculation Agent, MS & Co. will determine the Initial Price, the Coupon Barrier, the Downside Threshold, the Final Price, whether the Securities will be called following any Observation Date, whether a Contingent Coupon is payable with respect to each Observation Date, whether a market disruption event has occurred, whether to make any adjustments to the Adjustment Factor and the payment that you will receive upon a call, on each Coupon Payment Date, if any, and at maturity, if any. Moreover, certain determinations made by MS & Co., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or nonoccurrence of market disruption events and certain adjustments to the Adjustment Factor. These potentially subjective determinations may affect the payout to you upon a call, on each Coupon Payment Date, if any, or at maturity, if any. For further information regarding these types of determinations, see “Description of Auto-Callable Securities—Postponement of Determination Dates,” “—Discontinuance of the Underlying Shares of an Exchange-Traded Fund and/or Share Underlying Index; Alteration of Method of Calculation” and “—Calculation Agent and Calculations” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the Securities on the Trade Date.

t	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, UBS or our or their respective affiliates. Morgan Stanley, MSFL, UBS and our or their respective affiliates may publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Morgan Stanley, MSFL, UBS or our or their respective affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Underlying Shares to which the Securities are linked.

t	The U.S. federal income tax consequences of an investment in the Securities are uncertain. There is no direct legal authority as to the proper treatment of the Securities for U.S. federal income tax purposes, and, therefore, significant aspects of the tax treatment of the Securities are uncertain.

Please read the discussion under “What Are the Tax Consequences of the Securities” in this free writing prospectus concerning the U.S. federal income tax consequences of an investment in the Securities.  We intend to treat a Security for U.S. federal income tax purposes as a single financial contract that provides for a coupon that will be treated as gross income to you at the time received or accrued, in accordance with your regular method of tax accounting.  Under this treatment, the ordinary income treatment of the coupon payments, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or settlement of the Securities, could result in adverse tax consequences to holders of the Securities because the deductibility of capital losses is subject to limitations. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Securities, and the IRS or a court may not agree with the tax treatment described herein.  If the IRS were successful in asserting an alternative treatment for the Securities, the timing and character of income or loss on the Securities might differ significantly from the tax treatment described herein.  For example, under one possible treatment, the IRS could seek to recharacterize the Securities as debt instruments.  In that event, U.S. Holders (as defined below) would be required to accrue into income original issue discount on the Securities every year at a “comparable yield” determined at the time of issuance (as adjusted based on the difference, if any, between the actual and the projected amount of any contingent payments on the Securities) and recognize all income and gain in respect of the Securities as ordinary income.  The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the Securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Non-U.S. Holders (as defined below) should note that we currently intend to withhold on any coupon paid to Non-U.S. Holders generally at a rate of 30%, or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision, and will not be required to pay any additional amounts with respect to amounts withheld.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the Securities are the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Payments on the Securities at Maturity

The examples below illustrate the payment upon a call, on the Coupon Payment Dates and at maturity for a $10 Security on a hypothetical offering of the Securities, with the following assumptions (the actual terms for the Securities will be determined on the Trade Date; amounts may have been rounded for ease of reference):

t	Principal Amount: $10.00

t	Term: Approximately 2 years

t	Hypothetical Initial Price: $330.00

t	Hypothetical Contingent Coupon Rate: 8.00% per annum

t	Hypothetical Contingent Coupon: $0.20 per quarter

t	Observation Dates: Quarterly

t	Hypothetical Coupon Barrier and Downside Threshold: $231.00, which is 70% of the hypothetical Initial Price

Example 1 — Securities are Called on the Second Observation Date (the first Observation Date on which MSFL can call the Securities)

Date	Closing Price	Payment (per Security)
First Observation Date	$295.00 (at or above Coupon Barrier)	$0.20 (Contingent Coupon — Not Callable)
Second Observation Date	$400.00 (at or above Initial Price)	$10.20 (Settlement Amount)
	Total Payment:	$10.40 (4.0% return)

The Underlying Shares close above the Coupon Barrier on the first Observation Date, and therefore a Contingent Coupon is paid on the related Coupon Payment Date. MSFL calls the Securities on the second Observation Date, which is the first Observation Date on which the Securities can be called. On the call settlement date, MSFL will pay you a total of $10.20 per Security, reflecting your principal amount plus the Contingent Coupon with respect to the relevant Observation Date. When added to the Contingent Coupon Payment of $0.20 received in respect of the prior Observation Date, MSFL will have paid you a total of $10.40 per Security for a 4.0% total return on the Securities over a 6-month term.  No further amount will be owed to you under the Securities, and you will not participate in any appreciation of the Underlying Shares.

Example 2 — Securities are Called on the Fourth Observation Date

Date	Closing Price	Payment (per Security)
First Observation Date	$285.00 (at or above Coupon Barrier)	$0.20 (Contingent Coupon — Not Callable)
Second Observation Date	$300.00 (at or above Coupon Barrier; below Initial Price)	$0.20 (Contingent Coupon — Not Called)
Third Observation Date	$315.00 (at or above Coupon Barrier; below Initial Price)	$0.20 (Contingent Coupon — Not Called)
Fourth Observation Date	$375.00 (at or above Initial Price)	$10.20 (Settlement Amount)
	Total Payment:	$10.80 (8.0% return)

Since the Securities are called on the fourth Observation Date (which is approximately one year after the Trade Date), MSFL will pay you on the call settlement date a total of $10.20 per Security, reflecting your principal amount plus the Contingent Coupon.  When added to the Contingent Coupon payments of $0.60 received in respect of prior Observation Dates, MSFL will have paid you a total of $10.80 per Security for a 8.0% total return on the Securities over a 1-year term.  No further amount will be owed to you under the Securities, and you will not participate in any appreciation of the Underlying Shares.

Example 3 — Securities are NOT Called and the Final Price of the Underlying Shares is at or above the Downside Threshold

Date	Closing Price	Payment (per Security)
First Observation Date	$275.00 (at or above Coupon Barrier)	$0.20 (Contingent Coupon — Not Callable)
Second Observation Date	$200.00 (below Coupon Barrier and Initial Price)	$0.00 (Not Called)
Third to Eleventh Observation Dates	Various (all below Coupon Barrier and Initial Price)	$0.00 (Not Called)
Final Observation Date	$290.00 (at or above Downside Threshold and Coupon Barrier; below Initial Price)	$10.20 (Payment at Maturity)
	Total Payment:	$10.40 (4.0% return)

Since the Securities are not called and the Final Price is greater than or equal to the Downside Threshold, at maturity, MSFL will pay you a total of $10.20 per Security, reflecting your principal amount plus the Contingent Coupon.  When added to the Contingent Coupon payment of $0.20 received in respect of prior Observation Dates, MSFL will have paid you a total of $10.40 per Security for a 4.0% total return on the Securities over the 2-year term.  You will not participate in any appreciation of the Underlying Shares.

Example 4 — Securities are NOT Called and the Final Price of the Underlying Shares is below the Downside Threshold

Date	Closing Price	Payment (per Security)
First Observation Date	$280.00 (at or above Coupon Barrier)	$0.20 (Contingent Coupon — Not Callable)
Second Observation Date	$255.00 (at or above Coupon Barrier; below Initial Price)	$0.20 (Contingent Coupon — Not Called)
Third to Eleventh Observation Dates	Various (all below Coupon Barrier; below Initial Price)	$0.00 (Not Called)
Final Observation Date	$99.00 (below Downside Threshold and Coupon Barrier; below Initial Price)	$10 + [$10 × Underlying Share Return] = $10 + [$10 × -70%] = $3 (Payment at Maturity)
	Total Payment:	$3.40 (-66.0% return)

Since the Securities are not called and the Final Price of the Underlying Shares is below the Downside Threshold, at maturity MSFL will pay you $3.00 per Security.  When added to the Contingent Coupon payments of $0.40 received in respect of prior Observation Dates, MSFL will have paid you $3.40 per Security over the 2-year term, for a loss on the Securities of 66.0%.

The Securities differ from ordinary debt securities in that, among other features, MSFL is not necessarily obligated to repay the full amount of your initial investment.  If the Securities are not called on any Observation Date, you may lose a significant portion or all of your initial investment.  Specifically, if the Securities are not called and the Final Price is less than the Downside Threshold, you will lose 1% (or a fraction thereof) of your principal amount for each 1% (or a fraction thereof) that the Underlying Share Return is less than zero.  Any payment on the Securities, including any payment upon an automatic call, any Contingent Coupon or the Payment at Maturity, is dependent on our ability to satisfy our obligations when they come due.  If we are unable to meet our obligations, you may not receive any amounts due to you under the Securities.

What Are the Tax Consequences of the Securities?

Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying product supplement does not apply to the Securities issued under this free writing prospectus and is superseded by the following discussion.

The following is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the Securities.  This discussion applies only to investors in the Securities who:

t	purchase the Securities in the original offering; and

t	hold the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

t	certain financial institutions;

t	insurance companies;

t	certain dealers and traders in securities or commodities;

t	investors holding the Securities as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

t	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

t	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

t	regulated investment companies;

t	real estate investment trusts; or

t	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the Securities or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the Securities to you.

As the law applicable to the U.S. federal income taxation of instruments such as the Securities is technical and complex, the discussion below necessarily represents only a general summary. The effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income. Moreover, the discussion below does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein.  Persons considering the purchase of the Securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Securities or instruments that are similar to the Securities for U.S. federal income tax purposes, no assurance can be given that the IRS or a court will agree with the tax treatment described herein.  We intend to treat a Security for U.S. federal income tax purposes as a single financial contract that provides for a coupon that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting.  In the opinion of our counsel, Davis Polk & Wardwell LLP, this treatment of the Securities is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Moreover, our counsel’s opinion is based on market conditions as of the date of this free writing prospectus and is subject to confirmation on the Trade Date.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments of the Securities).  Unless otherwise stated, the following discussion is based on the treatment of each Security as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder.  As used herein, the term “U.S. Holder” means a beneficial owner of a Security that is, for U.S. federal income tax purposes:

t	a citizen or individual resident of the United States;

t	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

t	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Securities

Assuming the treatment of the Securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Basis.  A U.S. Holder’s tax basis in the Securities should equal the amount paid by the U.S. Holder to acquire the Securities.

Tax Treatment of Coupon Payments.  Any coupon payment on the Securities should be taxable as ordinary income to a U.S. Holder at the time received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Settlement of the Securities.  Upon a sale, exchange or settlement of the Securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Securities sold, exchanged or settled.  For this purpose, the amount realized does not include any coupon paid at settlement and may not include sale proceeds attributable to an accrued coupon, which may be treated as a coupon payment.  Any such gain or loss recognized should be long-term capital gain or loss if the U.S. Holder has held the Securities for more than one year at the time of the sale, exchange or settlement, and should be short-term capital gain or loss otherwise.  The ordinary income treatment of the coupon payments, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or settlement of the Securities, could result in adverse tax consequences to holders of the Securities because the deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper tax treatment of the Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Securities under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Securities, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue into income original issue discount on the Securities every year at a “comparable yield” determined at the time of their issuance, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the Securities. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the Securities would be treated as ordinary income, and any loss realized would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and as capital loss thereafter.  The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the Securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

Other alternative federal income tax treatments of the Securities are possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the Securities.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of “prepaid forward contracts” and similar instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the Securities would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of payments on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the Securities and the payment of proceeds from a sale, exchange or other disposition of the Securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Security that is for U.S. federal income tax purposes:

t	an individual who is classified as a nonresident alien;

t	a foreign corporation; or

t	a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

t	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

t	certain former citizens or residents of the United States; or

t	a holder for whom income or gain in respect of the Securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities.

Although significant aspects of the tax treatment of each Security are uncertain, we intend to withhold on any coupon paid to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision.  We will not be required to pay any additional amounts with respect to amounts withheld.  In order to claim an exemption from, or a reduction in, the 30% withholding tax, a Non-U.S. Holder of the Securities must comply with certification requirements to establish that it is not a U.S. person and is eligible for such an exemption or reduction under an applicable tax treaty.  If you are a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the Securities, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

Section 871(m) Withholding Tax on Dividend Equivalents

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”).  Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”).  However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2023 that do not have a delta of one with respect to any Underlying Security.  Based on the terms of the Securities and current market conditions, we expect that the Securities will not have a delta of one with respect to any Underlying Security on the Trade Date.  However, we will provide an updated determination in the pricing supplement.  Assuming that the Securities do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the Securities should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  If Section 871(m) withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld.  You should consult your tax adviser regarding the potential application of Section 871(m) to the Securities.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, the Securities may be treated as U.S.-situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Securities.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with any coupon payment and may be filed with the IRS in connection with the payment at maturity on the Securities and the payment of proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied.  An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements.  FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”).  Withholding (if applicable) applies to payments of U.S.-source FDAP income and to payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as providing for U.S.-source interest or dividends.  Under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds (other than amounts treated as FDAP income).  While the treatment of the Securities is unclear, you should assume that any coupon payment with respect to the Securities will be subject to the FATCA rules.  If withholding applies to the Securities, we will not be required to pay any additional amounts with respect to amounts withheld.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the Securities.

The discussion in the preceding paragraphs under “What Are the Tax Consequences of the Securities,” insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Securities.

The SPDR® S&P MidCap 400® ETF Trust

The SPDR® S&P MidCap 400® ETF Trust (the “Trust”) is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400® Index.  The S&P MidCap 400® Index was developed by S&P Dow Jones Indices LLC as a performance benchmark for the medium capitalization segment of the U.S. equities markets.  PDR Services, LLC acts as the sponsor and State Street Global Advisors (SSGA) acts as the marketing agent for the SPDR® S&P Midcap 400® ETF Trust. Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-89088 and 811-08972, respectively, through the Commission’s website at www.sec.gov.  In addition, information may be obtained from other publicly available sources.  Neither the issuer nor the agent makes any representation that any such publicly available information regarding the SPDR® S&P MidCap 400® ETF Trust is accurate or complete.  The Underlying Shares are listed on The NYSE Arca Exchange under the ticker symbol “MDY UP.”

The S&P MidCap 400® Index is published by S&P Dow Jones Indices LLC (“S&P”) and is intended to provide a benchmark for performance measurement of the medium-capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $2.4 billion to $8.2 billion.  See “S&P MidCap 400® Index” in the accompanying index supplement.

We and/or our affiliates may presently or from time to time engage in business with the SPDR® S&P MidCap 400® ETF Trust.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to the SPDR® S&P MidCap 400® ETF Trust, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the Securities under the securities laws.  As a prospective purchaser of the Securities, you should undertake an independent investigation of the SPDR® S&P MidCap 400® ETF Trust as in your judgment is appropriate to make an informed decision with respect to an investment linked to the MDY Shares.

“Standard & Poor’s®,” “S&P®,” “SPDR®,” “S&P MidCap 400®,” “Standard & Poor’s MidCap 400 IndexTM,” “S&P MidCap 400® Index” and “Standard & Poor’s MidCap 400 Depositary ReceiptsTM” are trademarks of Standard & Poor’s Financial Services LLC.  The Securities are not sponsored, endorsed, sold, or promoted by S&P or MDY. S&P and MDY make no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. S&P and MDY have no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

Historical Information

The following table sets forth the published high and low closing prices, as well as the end-of-quarter closing prices, of the SPDR® S&P MidCap 400® ETF Trust for each quarter in the period from January 1, 2015 through July 15, 2020.  The closing price of the SPDR® S&P MidCap 400® ETF Trust on July 15, 2020 was $334.61.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical closing prices of the SPDR® S&P MidCap 400® ETF Trust should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the SPDR® S&P MidCap 400® ETF Trust on any Observation Date, including the Final Observation Date.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/1/2015	3/31/2015	279.67	256.41	277.24
4/1/2015	6/30/2015	281.66	272.63	273.20
7/1/2015	9/30/2015	276.81	245.62	248.89
10/1/2015	12/31/2015	268.49	248.35	254.09
1/1/2016	3/31/2016	262.72	225.58	262.72
4/1/2016	6/30/2016	277.99	257.47	272.38
7/1/2016	9/30/2016	288.35	269.65	282.27
10/1/2016	12/31/2016	309.09	268.63	301.73
1/1/2017	3/31/2017	319.92	303.03	312.42
4/1/2017	6/30/2017	322.45	305.45	317.62
7/1/2017	9/30/2017	326.41	308.35	326.33
10/1/2017	12/31/2017	347.26	329.20	345.41
1/1/2018	3/31/2018	362.51	327.40	341.73
4/1/2018	6/30/2018	365.14	333.64	355.02
7/1/2018	9/30/2018	373.52	355.06	367.46
10/1/2018	12/31/2018	364.55	284.96	302.67
1/1/2019	3/31/2019	352.26	296.63	345.40
4/1/2019	6/30/2019	361.02	330.13	354.59
7/1/2019	9/30/2019	362.01	334.13	352.47
10/1/2019	12/31/2019	376.09	338.73	375.38
1/1/2020	3/31/2020	384.02	220.85	262.88
4/1/2020	6/30/2020	355.21	243.09	324.49
7/1/2020	7/15/2020*	334.61	318.46	334.61

*	Available information for the indicated period includes data for less than the entire calendar quarter, and accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period.

The graph below illustrates the performance of the SPDR® S&P MidCap 400® ETF Trust from January 1, 2008 through July 15, 2020, based on information from Bloomberg.  Past performance of the SPDR® S&P MidCap 400® ETF Trust is not indicative of the future performance of the SPDR® S&P MidCap 400® ETF Trust.

* The dashed line indicates the hypothetical Coupon Barrier and Downside Threshold, assuming the closing price of the SPDR® S&P MidCap 400® ETF Trust on July 15, 2020 were the Initial Price.

Past performance is not indicative of future results.

Additional Terms of the Securities

If the terms described herein are inconsistent with those described in the accompanying product supplement, index supplement or prospectus, the terms described herein shall control.

The accompanying product supplement refers to the Principal Amount as the “Stated Principal Amount,” the Initial Price as the “Initial Share Price” the Trade Date as the “Pricing Date,” the Observation Dates as the “Determination Dates,” the Final Observation Date as the “Final Determination Date,” the Coupon Barrier/Downside Threshold” as the “Downside Threshold Level” and the day on which any automatic call occurs as the “Early Redemption Date.”

“Share Underlying Index” means the S&P MidCap 400® Index.

“Share Underlying Index Publisher” means S&P Dow Jones Indices LLC or any successor thereto.

“Closing Price” means, on any Trading Day for the Underlying Shares, the closing price of one Underlying Share times the Adjustment Factor on such Trading Day (as defined under “—Discontinuance of the Underlying Shares of an Exchange-Traded Fund and/or Share Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement).  In certain circumstances, the Closing Price will be based on the alternate calculation of the Underlying Shares or the Share Underlying Index as described under “—Discontinuance of the Underlying Shares of an Exchange-Traded Fund and/or Share Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement.

Day-Count Convention

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Issuer Notice to Registered Security Holders, the Trustee and the Depositary

In the event that the Maturity Date of the Securities is postponed due to a postponement of the Final Observation Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Maturity Date has been rescheduled (i) to each registered holder of the Securities by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “Depositary”) by telephone or facsimile confirmed by mailing such notice to the Depositary by first class mail, postage prepaid.  Any notice that is mailed to a registered holder of the Securities in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice.  The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the Business Day immediately preceding the scheduled Maturity Date and (ii) with respect to notice of the date to which the Maturity Date has been rescheduled, the Business Day immediately following the Final Observation Date as postponed.

In the event that the Securities are subject to Automatic Call, the Issuer shall, (i) on the Business Day following the applicable Observation Date, give notice of the Automatic Call and the applicable automatic call payment, including specifying the payment date of the applicable amount due upon the Automatic Call, (x) to each registered holder of the Securities by mailing notice of such Automatic Call by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (y) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (z) to the Depositary by telephone or facsimile confirmed by mailing such notice to the Depositary by first class mail, postage prepaid and (ii) on or prior to the Automatic Call Date, deliver the aggregate cash amount due with respect to the Securities to the Trustee for delivery to the Depositary, as holder of the securities.  Any notice that is mailed to a registered holder of the Securities in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. This notice shall be given by the Issuer or, at the Issuer’s request, by the Trustee in the name and at the expense of the Issuer, with any such request to be accompanied by a copy of the notice to be given.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee, on which notice the Trustee may conclusively rely, and to the Depositary of the amount of cash to be delivered as Contingent Coupon, if any, with respect to the Securities on or prior to 10:30 a.m. (New York City time) on the Business Day preceding each Coupon Payment Date, and (ii) deliver the aggregate cash amount due, if any, with respect to the Contingent Coupon to the Trustee for delivery to the Depositary, as holder of the Securities, on or prior to the applicable Coupon Payment Date.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the Depositary of the amount of cash, if any, to be delivered with respect to the Securities, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Securities, if any, to the Trustee for delivery to the Depositary, as holder of the Securities, on or prior to the Maturity Date.

Additional Information About the Securities

Use of Proceeds and Hedging

The proceeds from the sale of the Securities will be used by us for general corporate purposes.  We will receive, in aggregate, $10 per Security issued, because, when we enter into hedging transactions in order to meet our obligations under the Securities, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the Securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Securities.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the Securities, by entering into hedging transactions with our affiliates and/or third-party dealers.  We expect our hedging counterparties to take positions in the Underlying Shares, in futures or options contracts on the Underlying Shares, or positions in any other securities or instruments related to the Underlying Shares that they may wish to use in connection with such hedging.  Any of these hedging or trading activities on or prior to the Trade Date could potentially increase the Initial Price, and, as a result, the Coupon Barrier and Downside Threshold of the Underlying Shares, which is the price at or above which such Underlying Shares must close on each Observation Date in order for you to earn a Contingent Coupon, or, if the Securities are not called prior to maturity, is the price at or above which the Underlying Shares must close on the Final Observation Date so that you do not suffer a significant loss on your initial investment in the Securities.  In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the Securities, including on the Final Observation Date, by purchasing and selling the Underlying Shares, futures or options contracts on the Underlying Shares, or any other securities or instruments that we may wish to use in connection with such hedging activities, including by purchasing or selling any such securities or instruments on the Final Observation Date.  As a result, these entities may be unwinding or adjusting hedge positions during the term of the Securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Final Observation Date approaches.  We cannot give any assurance that our hedging activities will not affect the value of the Underlying Shares on the Observation Dates, and, therefore, adversely affect the value of the Securities, whether the Contingent Coupon is payable or whether the Securities are called prior to maturity and, if not, the payment you will receive at maturity, if any.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”) . ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Securities.

Because we may be considered a party in interest with respect to many Plans, the Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The Securities are contractual financial instruments.  The financial exposure provided by the Securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Securities.  The Securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Securities.

Each purchaser or holder of any Securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Securities, (B) the purchaser or holder’s investment in the Securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the Securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Securities and (B) all hedging transactions in connection with our obligations under the Securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the Securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these Securities should consult and rely on their own counsel and advisers as to whether an investment in these Securities is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering.  We will agree to sell to MS & Co., and MS & Co. will agree to purchase, all of the Securities at the issue price indicated on the cover of this document.  UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission of $0.15 for each Security it sells.

We are also offering, pursuant to Free Writing Prospectus No. 4,562, a separate issuance of securities, being sold only to fee-based advisory accounts, with terms substantially similar to, but somewhat different than, those of this issuance.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the Securities.  When MS & Co. prices this offering of Securities, it will determine the economic terms of the Securities, including the Contingent Coupon Rate, such that for each Security the estimated value on the Trade Date will be no lower than the minimum level described in “Additional Information about Morgan Stanley, MSFL and the Securities” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Securities, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities.  Specifically, the agent may sell more Securities than it is obligated to purchase in connection with the offering, creating a naked short position in the Securities, for its own account.  The agent must close out any naked short position by purchasing the Securities in the open market.  A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Securities in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the agent may bid for, and purchase, the Securities or the Underlying Shares in the open market to stabilize the price of the Securities.  Any of these activities may raise or maintain the market price of the Securities above independent market levels or prevent or retard a decline in the market price of the Securities.  The agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Securities.  See “—Use of Proceeds and Hedging” above.